Filed pursuant to Rule 424(b)(3)

Registration No. 333-284957

PROSPECTUS SUPPLEMENT NO. 1

(to the Prospectus dated August 4, 2025)

Currenc Group Inc.

Secondary Offering of

Up to 50,070,187 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement No. 1”) is part of the prospectus of Currenc Group, Inc. (the “Company”), dated August 4, 2025 (the “Prospectus”), which forms a part of the Company’s registration statement on Form F-1 (Registration No. 333-284957) (the “Registration Statement”), related to the offer and resale from time to time, upon the expiration of lock-up agreements, if applicable, of the Company’s Ordinary Shares by the Selling Securityholders of: (i) up to 20,000,000 Ordinary Shares that we may, in our sole discretion, elect to sell to Arena from time to time after the date of this prospectus, pursuant to the ELOC Purchase Agreement; (ii) up to 600,000 Ordinary Shares the issuable to Arena as a commitment fee upon the execution of ELOC Purchase Agreement; (iii) 81,818 Ordinary Shares issued to Roth pursuant to the Roth Agreement; (iv) 1,027,996 Ordinary Shares issued to Pine Mountain Holdings upon the conversion of certain convertible notes; (v) 3,007,746 Ordinary Shares issued to Tian Ye pursuant to the Creditor Share Purchase Agreement, (vi) 1,570,324 Ordinary Shares issued to Tang In Ha pursuant to the Creditor Share Purchase Agreement, (vii) 2,659,273 Ordinary Shares issued to Lao Wai Hong pursuant to the Creditor Share Purchase Agreement, (viii) 3,820,494 Ordinary Shares issued to Wong Nga Man pursuant to the Creditor Share Purchase Agreement, (ix) 3,419,572 Ordinary Shares issued to Chu Shuk Mei pursuant to the Creditor Share Purchase Agreement, (x) 3,449,510 Ordinary Shares issued to Wong Man San pursuant to the Creditor Share Purchase Agreement, (xi) 3,477,818 Ordinary Shares issued to Huang Yafangzhou pursuant to the Creditor Share Purchase Agreement, (xii) 3,477,818 Ordinary Shares issued to Sit Yi Sze pursuant to the Creditor Share Purchase Agreement, and (xiii) 3,477,818 Ordinary Shares issued to Yik Pui Han Pauline pursuant to the Creditor Share Purchase Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

The purpose of this Prospectus Supplement No. 1 is to update and supplement the information included in the Prospectus with the information contained in our Reports on Form 6-K which were submitted to the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2025, and August 8, 2025, and is included immediately following the cover page of this Prospectus Supplement No. 1.

This Prospectus Supplement No. 1 is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and information in this Prospectus Supplement No. 1 from time to time by filing amendments to the Registration Statement or other supplements to the Prospectus, as required. You should read the entire Prospectus, this Prospectus Supplement No. 1 and any amendments to the Registration Statement or subsequent supplements to the Prospectus carefully before you make your investment decision.

The Ordinary Shares are listed on the Nasdaq Global Market LLC (“Nasdaq”) under the symbol “CURR”. On August 8, 2025, the last reported price of our Ordinary Shares, as reported on the Nasdaq, was $1.52.

Investing in our securities involves risks. See “Risk Factors” beginning on page 42 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented by this Prospectus Supplement No. 1, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is August 11, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Press Release

On August 4, 2025, Currenc Group, Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company” or “Currenc”), issued a press release announcing its financial results for the second quarter ended June 30, 2025, which is attached as Exhibit 99.1 hereto.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release of Currenc Group Inc. dated as of August 4, 2025

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 4, 2025

CURRENC GROUP INC.

By:	/s/ Ronnie Ka Wah Hui
Name:	Ronnie Ka Wah Hui
Title:	Chief Executive Officer

3

Exhibit 99.1

Currenc Group Inc. Announces Second Quarter and First Half 2025 Financial Results

Singapore, August 4, 2025 (Globe Newswire) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced its financial results for the second quarter and six months ended June 30, 2025.

Second Quarter 2025 Financial Highlights

●	Total Processing Value (TPV) through Tranglo was US$1.46 billion for the second quarter of 2025, increasing by 6.9% year-over-year. Total number of transactions increased to 3.1 million for the second quarter of 2025 from 2.9 million for the same period of 2024.

●	Total revenues excluding TNG Asia and GEA[1] were US$8.7 million for the second quarter of 2025, representing a year-over-year decrease of 10.3%, primarily due to a 16.7% decline in global airtime revenue and a 39.6% decline in Indonesian Airtime revenue.

	For the three-month period ended June 30,
	2025	2024
	$	$
	(dollars in thousands)
Remittance revenue excluding TNG Asia & GEA	5,226	4,816

Global Airtime Revenue	1,996	2,389
Indonesian Airtime Revenue	1,496	2,475
Total Revenue excluding TNG Asia & GEA	8,718	9,680

●	Total remittance revenues excluding TNG Asia and GEA, i.e., remittance revenues contributed by Tranglo, were US$5.2 million for the second quarter of 2025, an increase of 8.3% year-over-year. The increase in remittance revenue was mainly due to a 6.9% increase in TPV. Tranglo’s overall take rate improved to 0.36% in the second quarter of 2025 from 0.35% in the same period of 2024.

●	Currenc’s global airtime transfer revenues were US$2.0 million for the second quarter of 2025, representing a year-over-year decrease of 16.7%. The growing availability of free Wi-Fi in Southeast Asian countries, especially Malaysia and Indonesia, has led to declining demand for Malaysia-Indonesia airtime transfers, resulting in a decline in global airtime business in the second quarter of 2025. As Currenc expects this trend to continue in Southeast Asian markets, the Company’s management plans to deemphasize airtime transfer and reallocate its resources and capital to expand its new AI product offerings.

●	Total direct costs of revenue were US$5.5 million for the second quarter of 2025, representing a year-over-year decrease of 24.1%.

1 Currenc divested TNG Asia and GEA in August 2024 and July 2024, respectively. As such, from the fourth quarter of 2024 onward, only Tranglo’s (digital remittance and global airtime transfer businesses) and WalletKu’s (Indonesian airtime business) results will be consolidated and reported in the Company’s financial statements.

●	The direct payout rate for Tranglo’s remittance business was 0.14% for the second quarter of 2025, a slight increase compared to 0.12% for the same period of 2024. Currenc’s overall gross profit margin ratio for the second quarter of 2025 was 37.2%, compared to 34.5% for the same period of 2024.

●	Total operating expenses increased to US$7.6 million for the second quarter of 2025 from US$5.1 million for the same period of 2024. The increase was mainly due to expenses of US$2.2 million in recognition of the incentive shares granted to employees upon the completion of the INFINT SPAC merger.

As Currenc divested TNG Asia and GEA in August and July 2024, respectively, its operating costs now reflect the operating costs of Tranglo, WalletKu and the Company’s headquarters only. Also, with the rollout of its new AI initiatives, Currenc incurred US$1.0 million in operating costs related to these new businesses in the second quarter of 2025. The new AI businesses are expected to contribute incrementally to revenues and positively impact EBITDA in the near future.

○	Tranglo’s operating costs for the second quarter of 2025 were US$3.2 million, representing a slight decrease of 3% from US$3.3 million in the same period of 2024.

○	WalletKu’s operating costs were US$0.1 million for the second quarter of 2025, as compared to US$0.2 million for the same period of 2024.

○	Professional fees and director fees were US$0.7 million for the second quarter of 2025.

●	Other income totaled US$0.5 million for the second quarter of 2025, mainly contributed by Tranglo.

●	Net loss was US$5.0 million for the second quarter of 2025, primarily driven by the net loss of US$2.2 million incurred by headquarters and adjustments.

●	EBITDA analysis

For the three-month period ended June 30, 2025	Tranglo	WalletKu	TNG Asia and GEA	Headquarters and adjustments	Group Total
	(dollars in thousands)
Net income (loss)	477	(111)	-	(5,330)	(4,964)

Add:
Income tax expenses	148	-	-	(93)	55
Interest expense, net	15	-	-	924	939
EBIT	640	(111)	-	(4,499)	(3,970)
Depreciation and amortization	-	-	-	-	575
EBITDA	640	(111)	-	(4,499)	(3,395)

○	The Company’s total EBITDA for the second quarter of 2025 was a loss of US$3.4 million.
○	Tranglo and WalletKu’s combined EBITDA for the second quarter of 2025 was US$0.53 million.
○	TNG Asia and GEA’s combined losses had no impact on the Company’s results from the fourth quarter of 2024 onwards as they were divested before the completion of the de-SPAC merger.

○	Headquarters expenses and adjustments recorded an EBIT loss of US$4.5 million, mainly contributed by:

■	US$2.2 million in “Operating Expenses” in recognition of the incentive shares granted upon completion of the de-SPAC merger.
■	US$1.0 million for the expenses incurred on developing AI projects.
■	US$0.7 million for professional fees.
■	US$0.4 million for amortization of intangible assets (Tranglo).

For the three-month period ended June 30, 2024	Tranglo	WalletKu	TNG Asia and GEA	Headquarters and adjustments	Group Total
	(dollars in thousands)
Net income (loss)	586	(131)	(1,875)	(2,188)	(3,608)

Add:
Income tax expenses	162	-	-	(93)	69
Interest expense, net	-	-	1,444	1,072	2,516
EBIT	748	(131)	(431)	(1,209)	(1,023)
Depreciation and amortization	-	-	-	-	833
EBITDA	748	(131)	(431)	(1,209)	(190)

Management Comments

“Amid intensifying competition driven by the continued rise in digital remittance demand, we maintained healthy momentum in our remittance business, with TPV rising 6.9% year-over-year to US$1.46 billion and our overall take rate improving to 0.36% in the second quarter of 2025,” said Alex Kong, Founder and Executive Chairman of Currenc. “As we continue to deemphasize lower-value airtime services and reallocate resources, we are scaling our AI product offerings to deepen engagement with financial-institution clients, broaden our addressable market, and extend our remittance reach across additional high-volume corridors. Looking ahead, we will pair consistent remittance execution with an expanding AI portfolio to build a more diverse, healthier revenue mix and create sustainable long-term value for our shareholders.”

Ronnie Hui, Chief Executive Officer of Currenc, commented, “Our remittance business performed solidly in the second quarter, delivering an 8.3% year-over-year revenue increase that largely offset the revenue decline from our lower-margin airtime transfers business. Tranglo and WalletKu together delivered positive EBITDA of US$0.53 million, while disciplined execution kept Tranglo’s payout rate steady at 0.14%. We also enhanced cost management, reducing direct costs by 24.1% year over year and expanding our gross margin to 37.2%. Operating expenses increased to US$7.6 million, primarily due to a one-time incentive share expense of US$2.2 million related to the de-SPAC merger and a US$1.0 million investment in our AI initiatives. These new AI businesses are expected to generate incremental revenue and become EBITDA-accretive in the near term. Looking ahead, we will continue to streamline our cost structure, capitalize on our remittance strengths, and scale AI-driven growth to boost our profitability and shareholder value.”

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with GAAP, it uses EBITDA, a non-GAAP financial measure as described below, to understand and evaluate its core operating performance. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies, is presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

EBITDA is defined as net loss before interest, taxes, depreciation, and amortization. Currenc believes that EBITDA provides useful information to investors and others in understanding and evaluating its operating results. This non-GAAP financial measure eliminates the impact of items that Currenc does not consider indicative of the performance of its business. While Currenc believes that this non-GAAP financial measure is useful in evaluating its business, this information should be considered supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

For additional information, please refer to the Currenc website https://www.currencgroup.com and the annual report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended June 30,
	2025	2024
	US$	US$
Revenue	8,712,225	11,006,664

Cost of revenue	(5,471,215)	(7,209,690)
Gross profit	3,241,010	3,796,974
Selling expenses	-	(5,772)

General and administrative expenses	(7,586,205)	(5,141,129)

Loss from operations	(4,345,195)	(1,349,927)
Finance costs, net	(939,538)	(2,515,359)
Other income	503,865	348,445
Other expenses	(128,194)	(20,597)

Loss before income tax	(4,909,062)	(3,537,438)
Income tax expense	(55,234)	(69,900)

Net loss	(4,964,296)	(3,607,338)
Net income attributable to non-controlling interests	309,093	(206,839)

Net loss attributable to CURRENC Group Inc.	(4,655,203)	(3,814,177)

Net loss per share, basic and diluted (1)	$(0.10)	$(0.11)

Shares used in net loss per share computation, basic and diluted (1)	46,527,999	33,980,753

Other comprehensive loss:
Foreign currency translation adjustments	666,206	(486,102)

Total comprehensive loss	(4,298,090)	(4,093,440)
Total Comprehensive loss (income) attributable to non-controlling interests	304,237	(216,897)
Total comprehensive loss attributable to CURRENC Group Inc.	(3,993,853)	(4,310,337)

(1)	Retrospectively restated to reflect Reverse Recapitalization

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30, 2025	December 31, 2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	59,579,802	63,821,397
Restricted cash	42,636	40,742
Accounts receivable, net	1,706,230	2,115,681
Other financial assets	1,699,380	-
Amounts due from related parties	445,660	560,823
Prepayments, receivables and other assets	14,680,844	20,948,216
Total current assets	78,154,552	87,486,859
Non-current assets:
Equipment and software, net	1,111,394	1,055,520
Right-of-use asset	261,765	349,240
Intangible assets	2,615,839	3,386,117
Goodwill	12,059,428	12,059,428
Deferred tax assets	344,291	342,822
Total non-current assets:	16,392,717	17,193,127
Total assets	94,547,269	104,679,986
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Borrowings	20,629,366	20,150,058
Receivable factoring	64,079	258,415
Other financial liabilities	1,786,050	-
Accounts payable, accruals and other payables	36,831,399	55,329,740
Amounts due to related parties	67,057,905	67,697,074
Convertible bonds	-	1,750,000
Lease liabilities	191,628	171,909
Total current liabilities:	126,560,427	145,357,196
Non-current liabilities:
Deferred tax liabilities	692,045	876,912
Employee benefit obligation	68,146	45,289
Lease liabilities	39,259	156,647
Total non-current liabilities:	799,450	1,078,848
Total liabilities	127,359,877	146,436,044

Commitments and contingencies (Note 10)

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 555,000,000 shares authorized 76,084,675 and 46,527,999 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively) (1)	7,608	4,653
Additional paid-in capital (1)	83,197,178	65,638,838
Accumulated deficit	(140,852,463)	(131,522,902)
Accumulated other Comprehensive Loss	679,763	(108,122)
Total shareholders’ deficit attributable to Currenc Group Inc.	(56,967,914)	(65,987,533)
Non-controlling interests	24,155,306	24,231,475
Total deficit	(32,812,608)	(41,756,058)
Total liabilities and shareholders’ deficit	94,547,269	104,679,986

1)	Retrospectively restated to reflect Reverse Recapitalization

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2025	2024
	US$	US$
Cash flows from operating activities:
Net loss	(9,451,653)	(6,239,266)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash expense for Share-based compensation	4,324,040	-
Non-cash expense: others	86,670	-
Depreciation of equipment and software	253,803	286,666
Depreciation of right-of-use assets	101,352	84,081
Amortization of intangible assets	770,279	1,562,746
Deferred income taxes	(256,814)	69,991
Disposal of subsidiaries	-	27,798
Disposal of fixed assets	401	-
Goodwill impairment	-	1,657
Unrealized foreign exchange loss/(gain)	1,053,480	(371,444)
Changes in operating assets and liabilities:
Accounts receivable	447,704	112,221
Prepayments, receivables and other assets	6,269,117	11,196,085
Escrow money payable	-	171,726
Client money payable	-	(162,581)
Accounts payable, accruals and other payables	(17,684,448)	(15,430,926)
Interest payable on convertible bonds		1,905,472
Amount due from a director	72,611	-
Amount due to Immediate holding company	1,638,797	-
Amounts due from related parties	(3,644)	-
Amounts due to related parties	8,739,057	4,732,315
Net cash used in operating activities	(3,639,248)	(2,053,459)

Cash flows from investing activities:
Decrease in short-term investments	-	(23)
Purchases of property, plant and equipment	(300,593)	(199,097)
Proceeds received from disposal of PPE	596	-
Net cash used in investing activities	(299,997)	(199,120)

Cash flows from financing activities:
Proceeds from borrowings	-	639,430
Repayment of borrowings	-	(220,739)
Proceeds from receivable factoring	581,802	1,094,878
Repayment of receivable factoring	(783,745)	(1,183,530)
Payment of principal elements of lease liabilities	(84,527)	(87,526)
Payment of interest elements of lease liabilities	(13,986)	(4,824)
Net cash (used in)/generated from financing activities	(300,456)	237,689

Net decrease in cash and cash equivalents	(4,239,701)	(2,014,890)
Cash and cash equivalents, restricted cash and escrow money receivable at beginning of the period	63,862,139	58,960,384
Cash and cash equivalents, restricted cash and escrow money receivable at end of the period	59,622,438	56,945,494

Supplemental disclosure of cash flow information:
Income taxes paid	(360,528)	(254,890)
Interest paid	(64,553)	(726,908)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Share Purchase Agreement for Debt Settlement

On August 6, 2025, Currenc Group Inc. (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with its founder and chairman of the board of directors, Alexander King Ong Kong, and its largest shareholder, Regal Planet Limited, an entity controlled by Mr. Kong (together, the “Creditors”), to settle outstanding indebtedness owed by the Company and/or its subsidiaries to the Creditors in an aggregate amount of approximately US$54,550,612.30 (the “Outstanding Indebtedness”).

Pursuant to the Purchase Agreement, the Company agreed to issue to the Creditors an aggregate of 35,653,995 ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), at a price of US$1.53 per share, in full and complete satisfaction, discharge, and settlement of the Outstanding Indebtedness. The number of Ordinary Shares to be issued to each Creditor is set forth in the Purchase Agreement and is based on the amount of indebtedness held by each Creditor.

The closing of the transactions contemplated by the Purchase Agreement is subject to customary closing conditions, including the accuracy of representations and warranties, performance of covenants, and, importantly, the receipt of shareholder approval for the issuance of the Ordinary Shares and the consummation of the transactions. The Company has agreed to use its reasonable best efforts to obtain such shareholder approval by no later than September 30, 2025, and, if not obtained by such date, to convene additional shareholder meetings at 30-day intervals until approval is obtained.

The Ordinary Shares to be issued pursuant to the Purchase Agreement have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on exemptions from registration provided by Section 4(a)(2) of the Securities Act. The Ordinary Shares will be subject to customary legends for restricted securities purchased in a private placement as set forth in the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties, and covenants of the parties. The issuance of the Ordinary Shares will fully satisfy and discharge all claims of the Creditors with respect to the Outstanding Indebtedness.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K.

On August 8, 2025, the Company issued a press release regarding the transactions contemplated by the Purchase Agreement, a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

Disclosure of Adverse Judgment in Singapore Litigation

On August 8, 2025, the Company provides the following update regarding previously disclosed litigation in Singapore involving Seamless Group Inc., a wholly-owned subsidiary of the Company (“Seamless”), and certain of the Company’s affiliates.

Background of the Litigation

On September 19, 2024, Ripple Markets APAC Pte. Ltd. (“RMA”) commenced proceedings in the General Division of the High Court of the Republic of Singapore (Case No. OC 628) against GEA Limited (“GEA”), Alexander Kong King Ong, Regal Planet Limited, and Seamless (collectively, the “Defendants”). RMA’s claims relate to (i) an alleged breach by GEA of a Master XRP Commitment to Sell Agreement dated September 12, 2022 (the “CTS Agreement”), and (ii) alleged breaches by the other Defendants, including Seamless, of a Deed of Guarantee dated May 25, 2023 (the “Guarantee”), which was executed in favor of RMA to guarantee GEA’s obligations under the CTS Agreement.

RMA seeks, on a joint and several basis, payment of US$23,952,480.00 and late payment charges, in connection with GEA’s alleged purchase of a digital asset (XRP) under four separate invoices.

The Defendants, including Seamless, have denied liability and raised various defenses, including that RMA breached a Cooperation Agreement and/or a collateral contract, that the CTS Agreement is void for illegality, and that the Guarantee was entered into under economic duress and/or misrepresentation. GEA has also filed a counterclaim against RMA for damages and a declaration that the CTS Agreement should be rescinded.

Summary Judgment and Appeals

On December 23, 2024, RMA applied for summary judgment. On April 17, 2025, the Singapore High Court granted RMA’s application for summary judgment and allowed in part the Defendants’ application to amend their defense and counterclaim. The Court ordered GEA to pay costs of S$23,500 and the other Defendants, including Seamless, to pay costs of S$7,000 on a joint and several basis, as well as RMA’s disbursements of S$27,514.53 on a joint and several basis (the “Summons Costs Orders”).

The Defendants appealed these decisions. On August 6, 2025, the Honourable Justice Valerie Thean dismissed both appeals and ordered the Defendants to pay costs of S$20,000 (inclusive of disbursements) on a joint and several basis (the “Appeals Costs Orders”).

Current Status and Consequences

As of the date of this filing, the Defendants, including Seamless, are jointly and severally liable for the principal sum of US$23,952,480.00 and late payment charges (to be assessed at the date of full payment), as well as the Summons Costs Orders and Appeals Costs Orders described above.

The Defendants have 14 days from August 6, 2025 (i.e., until August 20, 2025) to make a final appeal to the appellate court. GEA’s counterclaim against RMA remains pending and has not yet been decided. A case conference is scheduled for August 19, 2025, at which the Court will provide further directions for the proceedings.

The Company is currently assessing the impact of the judgment and continues to consider its options, including the possibility of further appeal. The Company is currently in discussions with GEA and its equity holders to determine whether GEA, as the primary obligor under the original obligations to RMA, or its equity holders may satisfy the judgment without recourse to Seamless or the Company. The Company will provide further updates as appropriate.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including statements regarding the completion of the transactions contemplated by the Share Purchase Agreement and the outcome of litigation. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results may differ materially from those described in these forward-looking statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statements contained herein.

INDEX TO EXHIBITS

Exhibit No.	Description
10.1	Share Purchase Agreement, dated August 6, 2025, by and among Currenc Group Inc., Alexander King Ong Kong, and Regal Planet Limited
99.1	Press Release of Currenc Group Inc. dated as of August 8, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 8, 2025

CURRENC GROUP INC.

By:	/s/ Ronnie Ka Wah Hui
Name:	Ronnie Ka Wah Hui
Title:	Chief Executive Officer

Exhibit 10.1

Share Purchase AGREEMENT

This Share Purchase Agreement (this “Agreement”), dated August 6, 2025, is by and among Currenc Group Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company”), Alexander King Ong Kong (“Mr. Kong”) and Regal Planet Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Regal”, and together with Mr. Kong, the “Creditors,” each, a “Creditor”) (the Company and Creditor, together, the “Parties”).

RECITALS

WHEREAS, the Company and/or its subsidiaries currently owe indebtedness to the Creditors, in an aggregate amount of US$54,550,612.30, with each Creditor individually holding the amount of indebtedness set forth on such Creditor’s signature page hereto (such amounts, in the aggregate and individually, the “Outstanding Indebtedness”);

WHEREAS, it is proposed that the Company issue to the Creditors a certain number of ordinary shares with a par value of US$0.0001 per share, of the Company (the “Ordinary Shares”), in the manner set forth herein, in full and complete satisfaction, discharge and settlement of the Outstanding Indebtedness;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants contained herein, the Parties hereby agree as follows:

1. Purchase and Sale. On the terms and subject to the conditions of this Agreement, each Creditor hereby purchases and accepts from the Company, and the Company hereby agrees to issue and sell to each Creditor, the number of Ordinary Shares set forth on the signature page hereto for each Creditor (such Ordinary Shares, the “Securities”), which, for the avoidance of doubt, is a number of Ordinary Shares obtained by dividing: (a) the Outstanding Indebtedness held by such Creditor, divided by (b) $1.53 per share. The issuance by the Company of the Securities shall be in full and complete satisfaction, discharge and settlement of the portion of the Outstanding Indebtedness owned by such Creditor, which is set forth on the signature page hereto.

2. Retirement of Outstanding Indebtedness. The Parties hereby acknowledge and agree that the issuance of the Securities to each Creditor pursuant to this Agreement constitutes full and complete satisfaction, discharge, and settlement of any and all amounts, claims, or obligations, whether known or unknown, that are or may be outstanding and payable by the Company to each Creditor in respect of such Creditor’s portion of the Outstanding Indebtedness. Upon receipt of the Securities in the manner contemplated by this Agreement, no Creditor shall have any further right to payment or claim against the Company with respect to any amounts previously owed or alleged to be owed under or in connection with such Creditor’s portion of the Outstanding Indebtedness.

3. Closing.

(a) Closing. The purchase and sale of the Securities (the “Closing”) shall be completed through electronic means on the second (2nd) business day following the satisfaction of all closing conditions (the “Closing Date”). At the Closing, each Creditor agrees to deliver to the Company (a) a duly executed cross-receipt; and (b) any other document which the Company or its counsel reasonably requests in connection with the Closing. Upon satisfaction of the conditions set forth in Section 3(b), the Closing shall occur remotely by electronic delivery of documents.

(b) Closing Conditions.

(i) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(A) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(B) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed;

(C) the delivery by each Purchaser of the items set forth in Section 3(a) of this Agreement; and

(D) receipt by the Company of Shareholder Approval (as defined below) for the issuance of the Securities and the consummation of the transactions contemplated hereby.

(ii) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(A) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(B) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(C) receipt by the Company of Shareholder Approval for the issuance of the Securities and the consummation of the transactions contemplated hereby;

(D) from the date hereof to the Closing Date, trading in the Ordinary Shares shall not have been suspended by the Securities and Exchange Commission (the “Commission”) or The Nasdaq Global Market and, at any time prior to the Closing Date, trading in securities generally shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any nationally recognized markets or exchanges where the Ordinary Shares are listed or quoted for trading, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchasers, makes it impracticable or inadvisable to purchase the Securities at the Closing.

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4. Representations and Warranties of the Company. As of the date of this Agreement and as of the Closing, the Company represents and warrants to each Creditor as follows:

(a) Organization. The Company: (i) is duly incorporated, validly existing and in good standing as a company under the laws of the Cayman Islands, (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets, and (iii) has all requisite corporate power and authority to issue the Securities and to enter into and carry out its obligations under this Agreement.

(b) Valid Issuance. As of the Closing Date, the Securities will be, duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable.

(c) Authorization; Enforceability. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

5. Representations and Warranties of the Creditor. As of the date of this Agreement and as of the Closing, each Creditor, for itself and for no other Creditor, hereby represents and warrants to the Company as follows:

(a) Organization; Capacity. If such Creditor is an entity, such Creditor is duly incorporated and validly existing and in good standing under its jurisdiction of formation and has all requisite power and authority to carry on its business and to own, lease and operate its properties and assets. If such Creditor is an individual, such Creditor has the legal capacity and authority to execute, deliver, and perform its obligations under this Agreement.

(b) Authority. Such Creditor has all requisite authority to purchase the Securities, enter into this Agreement and to perform all the obligations required to be performed by such Creditor hereunder, and such purchase will not contravene any law, rule, or regulation binding on such Creditor or any investment guideline or restriction applicable to such Creditor.

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(c) No Violations. The execution and delivery by such Creditor of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation, bylaws, or other governing document, as applicable, of such Creditor, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which such Creditor is a party, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Creditor or any of such Creditor’s properties or assets.

(d) No Liens. Such Creditor is the sole legal and beneficial owner of the portion of the Outstanding Indebtedness set forth on such Creditor’s signature page hereto, and such Outstanding Indebtedness is owned by such Creditor free and clear of any and all liens, security interests, pledges, charges, encumbrances, or other adverse claims of any kind. No person or entity other than such Creditor has any right, title, or interest in or to such portion of the Outstanding Indebtedness.

(e) Accredited Investor. Such Creditor is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” as that term is defined in Rule 501(a) under the Securities Act.

(f) Ability to Evaluate. Such Creditor has sufficient knowledge, sophistication and experience in financial matters, business matters and investments to be capable of evaluating the merits and risks of the transactions contemplated hereby, has evaluated the merits and risks of such investment and understands the merits and risks of such an investment. Such Creditor has independently determined the acceptability of an investment in the Company.

(g) Additional Information. Such Creditor agrees to furnish any additional information requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the transactions contemplated by this Agreement.

(h) Indefinite Hold Period. Such Creditor understands that it must bear the economic risk of its investment for an indefinite period of time because the Securities have not been registered under the Securities Act and, therefore, cannot be sold unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Such Creditor agrees that it will not offer to sell or otherwise transfer any of the Securities unless a registration statement with respect to the applicable Securities has become effective under the Securities Act or the Company has been furnished with an opinion of counsel satisfactory to it that such registration is not required.

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(i) Access to Information. Such Creditor has had every opportunity to ask questions and receive answers from the Company and its officers and representatives concerning the terms and conditions of the purchase of the Securities, the current and planned operations and business of the Company and the risks associated therewith, and all of such questions have been answered to the full satisfaction of such Creditor. Such Creditor has had access to such information concerning the Company and the Securities as it deems necessary to enable such Creditor to make an informed investment decision concerning the purchase of the Securities.

(j) No Determination of Fairness. Such Creditor is aware that no federal or state agency has made any findings or determinations as to the fairness involved in this investment, nor any recommendation or endorsement of the Securities as an investment.

(k) Ability to Withstand Loss of Investment. Such Creditor acknowledges that an investment in the Securities is suitable and consistent with such Creditor’s investment program and that such Creditor’s financial position enables it to bear the risks of this investment including, but not limited to, a total loss of such investment.

(l) Absence of Public Market; Private Placement; No Action Taken to Invalidate Private Placement. Such Creditor understands that the offer and sale of the Securities have not been reviewed, approved or disapproved by the Commission or any other state or federal governmental entity. Such Creditor understands that the Securities are being offered and sold to it in reliance on Section 4(a)(2), which is an exemption from the registration requirements of the Securities Act, as well as exemptions from the registration requirements of state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Creditor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Creditor set forth in this Agreement in order to determine the availability of such exemptions and the eligibility of such Creditor to acquire the Securities in compliance with such laws. Such Creditor has not taken any action that would result in the offering contemplated by this Agreement being treated as a public offering rather than a valid private placement under the law.

(m) Intent. Such Creditor is acquiring the Securities solely for such Creditor’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Such Creditor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of such Creditor and of the other representations made by such Creditor in this Agreement. Such Creditor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

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(n) Restrictions on Transfer. Such Creditor agrees: (A) that such Creditor will not sell, assign, pledge, give, transfer, or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, unless the transaction is registered under the Securities Act and complies with the requirements of all applicable state securities laws, or the transaction is exempt from the registration provisions of the Securities Act and all applicable requirements of state securities laws; (B) that the Securities shall be held in book entry form and the Company’s records shall be annotated to reflect a legend making reference to the foregoing restrictions; and (C) that the Company and its affiliates shall not be required to give effect to any purported transfer of such Securities, except upon compliance with the foregoing restrictions.

(o) SEC Reports. Such Creditor acknowledges that it has had access to and has reviewed the following (collectively, the “Disclosure Documents”): (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, including, without limitation, the section captioned “Risk Factors” regarding risk factors associated with an investment in the Company, (ii) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, (iii) the Company’s Current Reports on Form 8-K filed since January 1, 2025 and (iv) the Company’s Current Reports on Form 6-K since June 30, 2025 including, in each case, any amendments thereto, all as filed with the SEC. In making this investment, such Creditor has not relied upon any information not included in the Disclosure Documents or this Agreement, and such Creditor has not relied upon any representations or warranties made by the Company, any other director or officer thereof, except as expressly set forth in this Agreement.

(p) Consultation With Own Attorney. Such Creditor has been advised to consult with its own attorney and other financial and tax advisers regarding all legal matters concerning an investment in the Company and the tax consequences of purchasing the Securities, and has done so, to the extent such Creditor considers necessary.

(q) Tax Consequences. Such Creditor acknowledges that the tax consequences of investing in the Company will depend on particular circumstances, and neither the Company, the Company’s officers, any other investors, nor the partners, shareholders, members, managers, agents, officers, directors, employees, affiliates or consultants of any of them, will be responsible or liable for the tax consequences to such Creditor of an investment in the Company. Such Creditor has relied solely upon its own advisers with respect to the tax consequences of this investment.

(r) Information Provided by Creditor. All information which such Creditor has provided to the Company concerning such Creditor, its financial position and its knowledge of financial and business matters is truthful, accurate, correct, and complete as of the date set forth herein and shall be as of the Closing Date. Such Creditor undertakes to promptly inform the Company of any changes in such information or any inaccuracy in the representations and warranties made by Such Creditor herein arising prior to the Closing Date.

6. Legend. The Securities shall be held in book entry form and the Company’s records shall be annotated to reflect the following legend with respect to the Securities:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS.”

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7. Indemnification. Each Creditor, severally and not jointly, agrees to indemnify and hold harmless the Company and its subsidiaries, as well as the respective officers, directors, and each other person, if any, who controls the Company, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) (the “Indemnified Liabilities”) arising out of or based upon any allegedly false representation or warranty or breach of or failure by such Creditor to comply with any covenant or agreement made by such Creditor herein or in any other document furnished by such Creditor to any of the foregoing in connection with this transaction. To the extent that the foregoing undertaking by such Creditor may be unenforceable for any reason, such Creditor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. The indemnity and contribution agreements contained in this Section shall remain operative and in full force and effect regardless of (i) any termination of this Agreement and (ii) the consummation of the sale or successive resales of the Securities.

8. Shareholder Approval. From and after the date hereof the Company shall use its reasonable best efforts to provide each shareholder entitled to vote at a general meeting of shareholders of the Company (which may also be at the annual general meeting of shareholders) (the “Shareholder Meeting”), which shall be promptly called and held not later than September 30, 2025 (the “Shareholder Approval Deadline”), a proxy statement or information statement (as applicable) or other solicitation document compliant with the Company’s obligations under U.S. securities laws, the rules of The Nasdaq Global Market and the laws of the Cayman Islands applicable to the Company (the “Solicitation Document”). The Solicitation Document shall solicit each of the Company’s shareholder’s affirmative vote at the Shareholder Meeting for approval of resolutions (“Shareholder Resolutions”) providing for the issuance of all of the Securities to the Purchasers, in compliance with applicable Nasdaq rules and regulations (such affirmative approval being referred to herein as the “Shareholder Approval”), and the Company shall use its reasonable best efforts to solicit its shareholders’ approval of such resolutions and to cause the Company’s board of directors to recommend to the shareholders that they approve such resolutions. The Company shall be obligated to seek to obtain the Shareholder Approval by the Shareholder Approval Deadline. If the Shareholder Approval is not obtained on or prior to the Shareholder Approval Deadline: (i) the Company shall cause an additional Shareholder Meeting to be held on or prior to the thirtieth (30th) calendar day following the failure to obtain Shareholder Approval, and (ii) shall thereafter (if necessary) cause repeated and further additional Shareholder Meetings to be held on successive 30-day intervals following the failure to obtain Shareholder Approval until Shareholder Approval is obtained.

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9. Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the Company and Creditors representing a majority of the Outstanding Indebtedness.

10. Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Creditor without the prior written consent of the other party, and any attempted assignment without such prior written consent shall be void.

11. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

12. Submission to Jurisdiction. The parties submit to the exclusive jurisdiction of the courts of the Cayman Islands and the courts of appeal from them to determine any dispute arising out of or in connection with this agreement. The parties agree not to object to the exercise of jurisdiction of those courts on any basis.

13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands.

14. No Third Party Beneficiaries. This Agreement is not intended to confer on any person other than the parties, any rights or remedies and a person who is not a party to this agreement shall not have any rights under the Contracts (Rights of Third Parties) Act (As Revised). In the event that any term of this Agreement may be or becomes enforceable by a third party, the terms of this agreement or any of them may be varied in any way or waived or this agreement may be rescinded (in each case) without the consent of any such third party.

15. Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

16. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement. Signatures delivered by electronic mail (including in .pdf format) or by other electronic means shall be deemed to have the same legal effect as delivery of an original executed counterpart.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

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If to the Creditor, to the address and email set forth on the signature page hereto.

If to the Company:	Currenc Group Inc. 410 North Bridge Road, Spaces City Hall, Singapore 188762 Attn: Ronnie Ka Wah Hui Email: [***]
with a copy to:	Kleinberg Kaplan Wolff & Cohen P.C. 500 5th Avenue New York, New York 10110 Attn: Jonathan A. Ain E-mail: jain@kkwc.com

18. Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the Parties and their respective heirs, legal representatives, successors, and assigns.

19. Survival. All representations, warranties and covenants contained in this Agreement shall survive the Creditor’s purchase of the Securities.

20. Notification of Changes. The Creditor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing pursuant to this Agreement which would cause any representation, warranty, or covenant of the Creditor contained in this Agreement to be false or incorrect.

21. Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Independent Counsel. Each Creditor confirms that either he, she or it has consulted with separate legal counsel or has determined of his, her or its free will not to obtain such separate representation. Each Creditor acknowledges that legal counsel for the Company has not represented any Creditor in connection with this Agreement, the Securities or the transactions contemplated hereby or thereby. Legal counsel for the Company is an intended third party beneficiary of this provision.

[signature page follows]

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IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the date first written above.

COMPANY:

currenc group inc.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the date first written above.

Creditors:

By:	/s/ Alexander King Ong Kong
Name:	Alexander KIng Ong Kong

Email:	[***]
Address:	[***]
Outstanding Indebtedness:	US$4,277,373.35
Securities:	2,795,669

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the date first written above.

Creditors:

REGAL PLANET LIMITED

By:	/s/ Alexander King Ong Kong
Name:	Alexander King Ong Kong
Title:	Director

Email:	[***]
Address:	[***]
Outstanding Indebtedness:	US$50,273,238.95
Securities:	32,858,326

[Signature Page to Share Purchase Agreement]

Exhibit 99.1

Currenc Group’s Founder and Executive Chairman to Convert $54.6 Million in Loans to Equity

Strengthening Capital Structure and Signaling Confidence in Growth

Singapore, August 8, 2025 (Globe Newswire) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced that it has entered into definitive transaction documents to effect a $54.6 million Shares-for-Debt Transaction with its Founder and Executive Chairman, Mr. Alex Kong, and Regal Planet Limited (“Regal Planet”), the Company’s controlling shareholder, which is also controlled by Mr. Kong.

Under the terms of the definitive transaction documents, the Company will issue an aggregate of 35,653,995 ordinary shares at a price per share equal to $1.53, which was the official Nasdaq closing price as of immediately prior to the execution of the definitive transaction documents, to Mr. Kong and Regal Planet to settle in full the current outstanding related party loans, which total approximately $54,550,612.30, based on the updated balance as of July 22, 2025. This move will completely eliminate the debt owed to Mr. Kong and Regal Planet, which originated under various loan agreements between Currenc and its subsidiaries, Mr. Kong, and Regal Planet, from the Company’s balance sheet, powerfully aligning the Chairman’s interests with those of all shareholders.

“This transaction achieves two critical goals: it significantly strengthens our capital structure, and just as importantly, underscores my profound confidence in Currenc’s long-term growth prospects,” said Mr. Kong. “By personally reinvesting over $54 million of loans into equity, I am doubling down on the shared vision I hold with our management, employees, and fellow shareholders, and sharpening our focus on executing our mission to empower financial institutions globally with our AI-driven solutions.”

The issuance of shares will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, and the shares issued are subject to applicable restrictions on resale.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.